

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2016

<u>Via E-mail</u>
Mr. Gavin A. Beske, Esq.
General Counsel
FBR & Co.
1300 North Seventeenth St
Arlington VA 22209

> **Re:    FBR & Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2016**
> **File No. 001-33518**

Dear Mr. Beske:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Election of Directors, page 8</u>

1.      We note the first sentence of the second paragraph of this section.  Please revise the standard recited in that sentence so that it is consistent with Rule 14a-4(c)(5) of Regulation 14A.

<u>Form of Proxy</u>

2.      Please mark the form of proxy "Preliminary Copy" as required by Rule 14a-6(e)(1) of Regulation 14A.

3.      Please revise Proposal 2 so that the matter on which shareholders are being asked to vote is clear. See Question 169.07 of the Compliance and Disclosure Interpretations on Exchange Act Rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc:    <u>Via E-mail</u>
       David E. Shapiro, Esq.
       Wachtell, Lipton, Rosen & Katz